Mail Stop 4561

      February 8, 2006


      VIA USMAIL and FAX (480) 949 - 6009

Mr. Daniel J. Regan
Vice President and Principal Financial Officer
Great Western Land and Recreation, Inc.
7373 N. Scottsdale Road, Suite C-140
Scottsdale, AZ 85253

      Re:	Great Western Land and Recreation, Inc.
		Form 10-KSB for the year ended 9/30/2005
      Filed on 12/30/2005
      File No. 000-18808

Dear Mr. Daniel J. Regan:

      We have reviewed your above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosures are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

      In our comments, we may ask you to provide us with information so we may better understand your disclosures. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




FORM 10-KSB FOR THE YEAR ENDED SEPTEMBER 30, 2005

Item 8A.  Controls and Procedures

1. We note that the company performed an evaluation of the effectiveness of the design and operations or your disclosure controls and procedures during the period covered by the annual
report.   Pursuant to Item 307 of Regulation S-B as amended by
Release No. 33-8238: Management`s Reports on Internal Control over
Financial Reporting and Certification of Disclosures in Exchange
Act
Periodic Reports, effective August 14, 2003, such evaluation should be performed as of the end of the period covered by the report. Tell us how you complied with such requirements or advise us.

Financial Statements and Notes

Note L - Preferred Stock, pages F-14 - F-16

2. For each Series of preferred stock, tell us how you accounted for
the conversion feature and your basis in GAAP for this treatment. Specifically tell us how you considered EITF 00-19 in determining whether your preferred stock contains embedded derivatives that you should separate from the host and account for at fair value under
SFAS 133.   Your response should include information regarding the
terms of the preferred stock agreements and how you analyzed them under paragraphs 12-32 of EITF 00-19 as well as whether any of the terms would require net cash settlement.



*    *    *    *


      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your responses on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosures in the filings;

* staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Wilson K. Lee, at (202) 551-3468 or me at
(202)
551-3413 if you have questions.



								Sincerely,



      Cicely Luckey
      Branch Chief
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Daniel J. Regan
Great Western Land and Recreation, Inc.
February 8, 2006
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